Dechert LLP
1775 I Street, NW
Washington, D.C. 20006

December 22, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Lord Asset Management Trust
(File Nos. 33-75138 and 811-8348)

Ladies and Gentlemen:

On behalf of Lord Asset Management Trust (the "Trust"), attached for filing via the EDGAR system pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended ("1933 Act"), is Post-Effective Amendment No. 15 to the Trust's registration statement on Form N-1A ("Registration Statement") under the 1933 Act and Amendment No. 16 to the Registration Statement under the Investment Company Act of 1940, as amended.

This filing is being made for the purpose of responding to new regulatory requirements promulgated by the Securities and Exchange Commission regarding disclosure of the Trust's policies and procedures concerning frequent short-term trading, portfolio holdings disclosure and fair value pricing, as well as to update the Registration Statement disclosures as required by applicable law.

The cover page of the Registration Statement designates that this filing shall become effective February 28, 2005. The Trust undertakes to file a subsequent post-effective amendment on or before that date for the purposes of adding the financial highlights, completing the fee and expense tables, filing the required exhibits and making such other non-material changes as may be necessary and appropriate.

No fee is required in connection with this filing. Should you have any questions regarding this filing, please contact the undersigned at 202.261.3317 or Keith T. Robinson at 202.261.3386.

Very truly yours,

/s/ Erin G. Wagner

Attachments

Lord Asset Management Trust

440 South LaSalle Street
Suite 3900
Chicago, Illinois 60605-1028

December 22, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Lord Asset Management Trust
(File Nos. 33-75138 and 811-8348)

Ladies and Gentlemen:

On behalf of the Lord Asset Management Trust ("Trust"),  it is hereby acknowledged:

the Trust is responsible for the adequacy and accuracy of the disclosure in Post-Effective Amendment No. 15 to the Trust's registration statement on Form N-1A ("Registration Statement") under the 1933 Act and Amendment No. 16 to the Registration Statement under the Investment Company Act of 1940, as amended;

the action of the SEC or its staff in acknowledging the effective date of the Registration Statement does not relieve the Trust from its responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

the Trust may not assert SEC staff comments, or changes in disclosure in response to the same, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws.

Sincerely,

/s/ David M. Sullivan II
Treasurer (Principal Financial Officer)